UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Share Issuance

On August 5, 2021, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”), authorized the issuance to certain officers, directors and other employees an aggregate of 4,055,000 ordinary shares (the “Shares”) under the Company’s 2021 Equity Incentive Plan. The Shares are vesting immediately with no restrictions and were issued on August 9, 2021.

Among the Shares, 330,000 ordinary shares were issued to the Company’s officer and independent director with details set forth below.

Name	Number of Ordinary Shares Awarded

Biao (Luke) Lu	300,000

Long Yi	30,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Basil Wilson
Name:	Basil Wilson
Title:	Chief Executive Officer

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